FILE NO. 82-3907

HOW TO GROW!

QUARTALSWEISE TIPPS UND TRICKS FÜR'S AIRPORT-BUSINESS


eh schon ...
aben da ein
STUMSPROBLEM.
s kriegen wir
schon hin.
VIE

QUARTALSBERICHT 2/2008

VIE Vienna International Airport

Offen für neue Horizonte.

Kennzahlen der Flughafen-Wien-Gruppe

Betriebswirtschaftliche Kennzahlen (Beträge in € Mio., ausgenommen Mitarbeiter)

	1–6/2008	Veränderung in %	1–6/2007
Gesamtumsatz	272,7	+13,7	239,9
EBITDA	104,4	+10,7	94,4
EBIT	69,9	+14,8	60,9
EBITDA-Margin in %[1] [3] [4]	38,3	n.a.	39,3
EBIT-Margin in %[2] [3] [4]	25,6	n.a.	25,4
Periodenergebnis nach Minderheiten	50,5	+19,2	42,4
Cash-Flow aus laufender Geschäftstätigkeit[4]	68,2	-2,3	69,8
Eigenkapital[4]	730,6	+5,3	693,5
Investitionen[5]	106,9	+26,6	84,5
Mitarbeiter[6]	4.217	+5,6	3.993

Branchenspezifische Kennzahlen

	1–6/2008	Veränderung in %	1–6/2007
MTOW in Tonnen[7]	3.875.736	+12,3	3.450.619
Gesamtpassagiere	9.658.386	+12,8	8.562.570
davon Transferpassagiere	2.919.008	+2,3	2.852.242
Flugbewegungen	133.170	+9,8	121.236
Fracht (Luftfracht und Trucking) in Tonnen	131.161	-0,4	131.658
Sitzladefaktor in %[8]	66,7	n.a.	67,4

Erläuterungen:
1) EBITDA-Margin (Earnings before Interest, Taxes, Depreciation and Amortisation) = Ergebnis vor Zinsen, Steuern und Abschreibungen / Umsatz
2) EBIT-Margin (Earnings before Interest and Taxes) = Ergebnis vor Zinsen und Steuern / Umsatz
3) Die Berechnung der EBITDA-Margin und EBIT-Margin erfolgt ab dem ersten Quartal 2008 in Relation zum Umsatz und nicht wie in Vorperioden in Relation zur Betriebsleistung.
4) Vorjahresperiode angepasst
5) Immaterielle Vermögenswerte und Sachanlagen
6) Personalstand im Durchschnitt der Periode gewichtet nach Beschäftigungsgrad inklusive Lehrlinge, Ferialer und geringfügig Beschäftigte, exklusive Mitarbeiter ohne Bezug (Karenz, Bundesheer etc.), exklusive Vorstände und Geschäftsführer
7) MTOW: Maximum Take off Weight (Höchstabfluggewicht) der Luftfahrzeuge
8) Sitzladefaktor: Gesamtpassagiere / angebotene Sitzkapazität

Finanzkalender 2008

1.–3. Quartal 2008	20. November 2008

Informationen zur Flughafen-Wien-Aktie

Kurs per 31.12.2007 in €	79,00
Kurs per 30.6.2008 in €	60,60
Market Cap per 30.6.2008 in Mio. €	1.272,6
Indexgewichtung ATX per 30.6.2008 in %	1,64

Abkürzungen (RIC's) der Informationssysteme

Reuters	VIEV.VI
Bloomberg	FLUG AV
Datastream	O:FLU
ISIN	AT0000911805
ÖKB-WKN	091180
ÖTOB	FLU
ADR	VIAAY

Börsenotierungen

Wien, Frankfurt (Xetra), London (SEAQ International), New York (ADR)

FILE NO. 82-3907

Aktionärsbrief

Sehr geehrte Aktionäre!

Der Flughafen Wien konnte im ersten Halbjahr 2008 seinen Erfolgskurs konsequent fortsetzen: Mit einem Anstieg des Passagieraufkommens um 12,8 Prozent auf rund 9,7 Millionen Fluggäste war seine Wachstumsrate wiederholt höher als die der europäischen Gesamtbranche, die laut Airports Council International bei 3,9 Prozent lag. Im Osteuropaverkehr konnten wir das Passagieraufkommen um 22,5 Prozent steigern, in Richtung Naher und Mittlerer Osten um 10,6 Prozent und nach Nordamerika um 23,8 Prozent. Überdurchschnittlich stark zeigten sich erneut die Low-Cost-Carrier. Mit einem Passagierwachstum von 55,7 Prozent erhöhte sich ihr Anteil am Gesamtpassagiervolumen von 16,8 Prozent auf 23,3 Prozent; ihre Flugauslastung lag bei 66,0 Prozent.

Passagierplus von 12,8 Prozent; stärkster Anstieg in Richtung Osteuropa und Nordamerika sowie bei den Low-Cost-Carrier (+55,7%).

Gestützt auf diese positive Verkehrsentwicklung konnte die Flughafen-Wien-Gruppe die Umsatzerlöse im Vergleich zur Vorjahresperiode um 13,7 Prozent auf € 272,7 Mio. steigern, das EBITDA um 10,7 Prozent auf € 104,4 Mio. und das EBIT um 14,8 Prozent auf € 69,9 Mio. Die EBITDA-Margin verringerte sich infolge der im Vergleich zum Umsatzanstieg überproportional gestiegenen Materialaufwendungen sowie sonstigen betrieblichen Aufwendungen um 1,1 Prozentpunkte auf 38,3 Prozent, die EBIT-Margin legte um 0,3 Prozentpunkte auf 25,6 Prozent zu. Das den Gesellschaftern des Mutterunternehmens zustehende Periodenergebnis liegt mit € 50,5 Mio. um 19,2 Prozent über dem Vergleichswert der Vorjahresperiode.

Umsatzplus von 13,7 Prozent, Steigerung des EBITDA um 10,7 Prozent.

Die Terminalerweiterung VIE-Skylink wird nicht wie bisher geplant im Juni des Jahres 2009 eröffnet werden können. Gründe dafür sind unter anderem vermehrte Behördenauflagen, die Optimierung des Retail- und Gastronomiekonzepts bzw. eine notwendig gewordene Neugestaltung der Projektorganisation, die den Zeitplan für die Inbetriebnahme verzögern. Daraus und auch aus Preissteigerungen resultieren Mehrkosten für das Projekt. Diese werden derzeit evaluiert. Mehrkosten und Zeitplan der Inbetriebnahme werden am 21.8.2008 bekannt gegeben. Die Möglichkeit einer schrittweisen Inbetriebnahme wird zurzeit geprüft.

Die Ausschreibungsverfahren zur Vergabe der 52 Geschäftslokale – 33 Shops und 19 Gastronomiebetriebe – im neuen Terminalbereich wurden in der Berichtsperiode abgeschlossen. Die erwartete Mindestmiete im Skylink für ein volles Betriebsjahr wird rund € 23,0 Mio. betragen und liegt damit 45 Prozent über den zu Beginn des Tenderverfahrens erwarteten Mieteinkünften. Dies wurde vor allem durch die Umgestaltung und Optimierung der Retailflächen erreicht. Unter Berücksichtigung der Umsatzerlöse aus den bereits bestehenden Flächen erwarten wir insgesamt eine Summe von deutlich über € 40,0 Mio. p.a.

Anfang Juni 2008 wurde die Erweiterung des Parkhaus 4 um 2.250 Stellplätze planmäßig abgeschlossen, womit nun mit 4.638 Stellplätzen auf acht Ebenen, einem Busdeck und einem Tiefgeschoß das größte Parkhaus Österreichs betrieben wird. Es wurden sieben zusätzliche Lifte sowie eine Brücke, die in den Abflugbereich führt, errichtet. Anfang April 2008 wurden auch fünf weitere Schengen Bus-Gates in Betrieb genommen, um dem starken Verkehrswachstum gerecht werden zu können.

Neben weiteren Bauinvestitionen am Standort selbst erwarb die Flughafen-Wien-Gruppe im zweiten Quartal 2008 von Minderheitsgesellschaftern 33,2 Prozent der Anteile an der slowakischen Tochtergesellschaft KSC Holding a.s., die wiederum 66 Prozent der Aktien am Flughafen Košice hält. Diese Transaktion steht unter dem Vorbehalt der kartellrechtlichen Genehmigung, die für das zweite Halbjahr 2008 erwartet wird. Für uns ist die Aufstockung der Beteiligung an der KSC Holding a.s. ein weiterer Schritt unserer Wachstumsstrategie mit großem Potenzial: Der Flughafen Košice konnte im ersten Halbjahr 2008 eine Steigerung des Verkehrsaufkommens um 55,8 Prozent auf 264.434 verzeichnen. Der Flughafen Malta, an dem der Flughafen Wien über ein Konsortium 40 Prozent und etwas mehr als 10 Prozent der Anteile direkt hält, konnte die Passagieranzahl in der Berichtsperiode um 14,5 Prozent auf 1.405.897 Mio. steigern.

Gestützt auf den positiven Verlauf der ersten sechs Monate sind wir auch für die Gesamtentwicklung des Geschäftjahres 2008 zuversichtlich und rechnen aus heutiger Sicht unverändert mit einem Verkehrswachstum gemäß den bislang veröffentlichten Prognosen: Passagieranzahl +8,0 Prozent sowie Flugbewegungen und Höchstabfluggewicht jeweils +6,0 Prozent.

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Unveränderter Ausblick für Gesamtjahr 2008: +8,0 Prozent Passagiere sowie +6,0 Prozent Flugbewegungen und MTOW.

Abschließend möchten wir uns bei unseren Aktionären und Kunden für ihr Vertrauen bedanken. Unser besonderer Dank gilt unseren Mitarbeiterinnen und Mitarbeitern, die mit ihrem täglichen Einsatz den Erfolg des Flughafen Wien erst möglich machen.

Mag. Christian Domany
Vorstandsmitglied

Mag. Herbert Kaufmann
Vorstandsmitglied und
Sprecher des Vorstands

Ing. Gerhard Schmid
Vorstandsmitglied

Konzernzwischenlagebericht

Die wichtigsten Daten zum Geschäftsverlauf im ersten Halbjahr 2008:

- 12,8 Prozent mehr Passagiere am Flughafen Wien
- Gesamtumsatz mit € 272,7 Mio. um 13,7 Prozent über dem Vorjahreswert
- EBITDA-Anstieg um 10,7 Prozent auf € 104,4 Mio.
- EBIT-Anstieg um 14,8 Prozent auf € 69,9 Mio.
- Periodenergebnis vor Minderheiten plus 15,1 Prozent auf € 50,5 Mio.
- Anstieg des Ergebnisses je Aktie um 18,8 Prozent auf € 2,40.

Verkehrsentwicklung

Am Flughafen Wien wurden im ersten Halbjahr 2008 9.658.386 Passagiere gezählt, um 12,8 Prozent mehr als im Vergleichszeitraum des Vorjahres. Während der Verkehr nach Osteuropa um 22,5 Prozent anstieg, verzeichnete die Region Naher und Mittlerer Osten einen Aufkommenszuwachs von 10,6 Prozent sowie die Region Nordamerika von 23,8 Prozent. Trotz der sich international abzeichnenden partiellen Marktsättigung und des zunehmenden Verdrängungswettbewerbs unter den Low-Cost-Carrier tragen diese Anbieter überdurchschnittlich zum Wachstum des Flughafen Wien bei. Sie konnten in Summe ihre Passagierzahl um 55,7 Prozent auf 2.246.543 Passagiere erhöhen, womit ihr Anteil am Gesamtpassagieraufkommen des Flughafen Wien im Vergleich zum ersten Halbjahr 2007 von 16,8 Prozent auf 23,3 Prozent stieg.

Das Höchstabfluggewicht (MTOW) war mit 3.875.736 Tonnen um 12,3 Prozent höher als im Vergleichszeitraum des Vorjahres, die Flugbewegungen stiegen um 9,8 Prozent auf 133.170. Der Sitzladefaktor verringerte sich um 0,7 Prozentpunkte auf 66,7 Prozent, das Frachtvolumen (Luftfracht und Trucking) ging in Summe um 0,4 Prozent auf 131.161 Tonnen zurück.

Umsatzentwicklung des ersten Halbjahres 2008

Die Steigerung der Umsatzerlöse um 13,7 Prozent auf € 272,7 Mio. wurde von allen drei Segmenten getragen. Trotz der Absenkung des Fluggasttarifs per Jahresanfang 2008 um 1,04 Prozent erzielte das Segment Airport insbesondere dank der positiven Verkehrsentwicklung ein Umsatzplus von 15,0 Prozent auf € 123,4 Mio. Vorwiegend aufgrund der im Vergleich zum Vorjahreszeitraum um 10,7 Prozent höheren Zahl an Abfertigungsvorgängen konnte das Segment Handling die Umsatzerlöse um 9,9 Prozent auf € 77,2 Mio. verbessern. Der durchschnittliche Marktanteil des Handling erhöhte sich im selben Zeitraum um 0,7 Prozentpunkte auf 89,5 Prozent. Vor allem höhere Einnahmen aus der Parkierung, der Vermietung von Büro- und Werbeflächen, den Geschäfts- und Gastronomieflächen sowie aus der Sicherheitskontrolle führten in Summe zu einem Umsatzplus im Segment Non-Aviation von 15,6 Prozent auf € 71,9 Mio.

Ertragslage des ersten Halbjahres 2008

Der Rückgang der sonstigen betrieblichen Erträge um 39,6 Prozent von € 8,3 Mio. auf € 5,0 Mio. erklärt sich nahezu ausschließlich durch die im Vorjahreszeitraum erfolgte teilweise Auflösung der Rücklage für Währungsumrechnungen, die als Folge der Kapitalrückführung der slowakischen Tochtergesellschaft BTS Holding a.s., Bratislava, durchgeführt wurde.

Die Aufwendungen für Material und bezogene Leistungen nahmen in der Berichtsperiode um 29,2 Prozent auf € 20,8 Mio. zu – vor allem höhere Treibstoffkosten, der witterungsbedingt vermehrte Einsatz von Enteisungsmitteln sowie gestiegene Energiekosten infolge von Mengen- und Preissteigerungen lösten diesen Anstieg aus.

Die Erhöhung der Personalaufwendungen um 5,4 Prozent auf € 108,7 Mio. ist im Wesentlichen auf den durchschnittlich höheren Beschäftigtenstand zurückzuführen. Aufgrund der ausgeweiteten Sicherheitsdienstleistungen und der positiven Verkehrsentwicklung wurde eine Aufstockung der Mitarbeiteranzahl der Flughafen-Wien-Gruppe um 5,6 Prozent auf 4.217 notwendig.

Vorwiegend wegen höherer Aufwendungen für Marketingkooperationen, Instandhaltungen und Fremdleistungen verzeichneten die sonstigen betrieblichen Aufwendungen in Summe einen Anstieg um 26,6 Prozent auf € 43,7 Mio. Die Abschreibungen auf immaterielle Vermögenswerte und Sachanlagen nahmen um 3,1 Prozent auf € 34,5 Mio. zu.

Das Ergebnis vor Zinsen, Steuern und Abschreibungen (EBITDA) stieg im Vergleich zum Vorjahreszeitraum um 10,7 Prozent auf € 104,4 Mio. Bei einem Umsatzwachstum von 13,7 Prozent und aufgrund überproportional gestiegener Aufwendungen für Material und bezogene Leistungen sowie sonstiger betrieblicher Aufwendungen verringerte sich die EBITDA-Margin um 1,1 Prozentpunkte auf 38,3 Prozent. Das Ergebnis vor Zinsen und Steuern (EBIT) konnte um 14,8 Prozent auf € 69,9 Mio. und die EBIT-Margin um 0,3 Prozentpunkte auf 25,6 Prozent angehoben werden.

Trotz geringerer Zinserträge aus Wertpapierveranlagungen entspricht das Finanzergebnis mit € -3,2 Mio. aufgrund gestiegener Beteiligungserträge der nach der Equity-Methode bilanzierten Unternehmen nahezu dem Niveau der Vorjahresperiode. Das Ergebnis vor Ertragsteuern (EBT) nahm um 15,6 Prozent auf € 66,6 Mio. zu und führte zu einer um 17,1 Prozent höheren Steuerbelastung von € 16,2 Mio. Dieser leicht überproportionale Anstieg der Ertragsteuern erklärt sich insbesondere durch erfolgswirksam erfasste passive latente Steuern infolge der Aktivierung von Fremdkapitalzinsen. Vom Periodenergebnis in Höhe von € 50,5 Mio. entfällt ein Anteil von € -7.993,17 auf Minderheitsgesellschafter. Somit beläuft sich das auf die Gesellschafter der Muttergesellschaft entfallende Periodenergebnis für das erste Halbjahr 2008 auf € 50,5 Mio., um 19,2 Prozent mehr als in der Vorjahresperiode. Das unverwässerte Ergebnis je Aktie beträgt € 2,40 nach € 2,02 im vergleichbaren Vorjahreszeitraum und entspricht auch dem verwässerten Ergebnis.

Ertragslage des zweiten Quartals 2008

Das Ergebnis vor Zinsen, Steuern und Abschreibungen (EBITDA) stieg aufgrund des vorjährigen Einmaleffekts aus der Auflösung der Währungsrücklage unterproportional zur Umsatzentwicklung um 8,6 Prozent auf € 57,6 Mio. Das Ergebnis vor Zinsen und Steuern (EBIT) verzeichnete im zweiten Quartal 2008 einen Anstieg um 11,8 Prozent auf € 40,2 Mio. Im selben Zeitraum verbesserte sich das Finanzergebnis infolge höherer Beteiligungserträge der nach der Equity-Methode bilanzierten Unternehmen um € 1,2 Mio. auf € -0,6 Mio. Das Ergebnis vor Er-

tragsteuern (EBT) legte im Vergleich zum Vorjahreszeitraum um 15,9 Prozent auf € 39,6 Mio. zu und bedingte eine Erhöhung des Steueraufwands um 21,0 Prozent auf € 9,9 Mio. Daraus resultiert ein Periodenergebnis in Höhe von € 29,7 Mio. Der Anteil der Minderheitsgesellschafter am Periodenergebnis beläuft sich für das zweite Quartal 2008 auf € -12.242,98, der den Gesellschaftern der Muttergesellschaft zustehenden Periodengewinn stieg damit um 19,9 Prozent auf € 29,7 Mio. Das unverwässerte Ergebnis je Aktie für das zweite Quartal 2008 beträgt € 1,41 (Vorjahresperiode: € 1,18) und entspricht auch dem verwässerten Ergebnis.

Finanzlage, Vermögens- und Kapitalstruktur

Bilanzaktiva

Das langfristige Vermögen wurde einhergehend mit der starken Investitionstätigkeit seit dem Bilanzstichtag 31. Dezember 2007 um 5,5 Prozent auf € 1.407,8 Mio. erhöht. Die Investitionen in immaterielle Vermögenswerte und Sachanlagen liegen mit € 106,9 Mio. um 26,6 Prozent über dem Niveau der Vorjahresperiode und belaufen sich damit auf ein Vielfaches der Abschreibungen in Höhe von € 34,5 Mio.

Anstieg des Investitionsvolumens um 26,6 Prozent auf € 106,9 Mio.

Das kurzfristige Vermögen wurde im selben Zeitraum um 16,2 Prozent auf € 190,3 Mio. zurückgeführt. Diese Entwicklung ist im Wesentlichen auf um € 20,6 Mio. geringere liquide Mittel sowie einen um € 35,5 Mio. niedrigeren Wertpapierbestand infolge der planmäßigen Tilgung von Schuldverschreibungen zurückzuführen. Die unter dem Posten Forderungen und sonstige Vermögenswerte ausgewiesenen Forderungen aus Lieferungen und Leistungen erhöhten sich bedingt durch die Umsatzsteigerung um € 15,7 Mio. auf € 58,9 Mio.

Bilanzpassiva

Seit dem Bilanzstichtag 31. Dezember 2007 ging das Eigenkapital um 0,6 Prozent auf € 730,6 Mio. zurück. Dem Periodenergebnis des ersten Halbjahres 2008 in Höhe von € 50,5 Mio. und dem Anstieg der Währungsumrechnungsrücklage um € 1,8 Mio. steht die Dividendenausschüttung für das Geschäftsjahr 2007 in Höhe von € 52,5 Mio., die im zweiten Quartal 2008 erfolgte, sowie die erfolgsneutrale Abwertung von Wertpapieren in Höhe von € 4,2 Mio. gegenüber. Die per 30. Juni 2008 ausgewiesenen Minderheitenanteile betreffen die Anteile der beiden Mitgesellschafter RZB Holding GmbH und Penta Investments Limited an der slowakischen Tochtergesellschaft BTS Holding a.s., Bratislava. Die Eigenkapitalquote am Ende des ersten Halbjahres 2008 beläuft sich auf 45,7 Prozent nach 47,1 Prozent per 31. Dezember 2007.

Die langfristigen Schulden liegen mit einer Erhöhung von 0,6 Prozent auf € 611,2 Mio. insbesondere infolge der unterjährigen Anpassung der Personalrückstellungen annähernd auf dem Niveau von Ende 2007.

Der Anstieg der kurzfristigen Schulden um 17,5 Prozent auf € 256,2 Mio. resultiert im Wesentlichen aus im Vergleich zum 31. Dezember 2007 höheren investitionsbedingten Lieferantenverbindlichkeiten sowie aus der Aufnahme von kurzfristigen Barvorlagen in Höhe von € 40,1 Mio. Der deutliche Rückgang der übrigen Rückstellungen ist auf geringere Vorsorgen für nicht fakturierte Lieferungen und Leistungen sowie für nicht abgerechnete Ermäßigungen zurückzuführen.

Geldflussrechnung

Netto-Geldfluss mit € 68,2 Mio. nahezu auf Vorjahresniveau.

Das Ergebnis vor Ertragsteuern (EBT) erhöhte sich im Vergleich zum Vorjahreszeitraum um 15,6 Prozent auf € 66,6 Mio. Der Anstieg der Forderungen im ersten Halbjahr 2008 ist um € 34,8 Mio. und der Abbau von Rückstellungen um € 19,1 Mio. höher als die entsprechenden Vergleichswerte der Vorjahresperiode. Im selben Zeitraum erhöhten sich die Verbindlichkeiten um € 45,0 Mio. und die Abschreibungen auf immaterielle Vermögenswerte und Sachanlagen um € 1,0 Mio. Diese Entwicklungen sowie um € 4,9 Mio. gestiegene Zahlungen für Ertragsteuern führten per Saldo zu einem Netto-Geldfluss aus laufender Geschäftstätigkeit in Höhe von € 68,2 Mio., der damit nahezu das Niveau der Vorjahresperiode erreicht.

Infolge der Tilgung von Schuldverschreibungen in Höhe von € 70,0 Mio. und der im Vergleich zur Vorjahresperiode um € 39,6 Mio. geringeren Auszahlungen für Unternehmenserwerbe und Wertpapiere konnte der Netto-Geldfluss aus der Investitionstätigkeit um € 87,5 Mio. oder 53,4 Prozent auf € -76,5 Mio. verbessert werden. Dies obwohl die Investitionen in immaterielle Vermögenswerte und Sachanlagen um € 22,4 Mio. höher ausfielen als in der Vorjahresperiode.

Der Netto-Geldfluss aus der Finanzierungstätigkeit des ersten Halbjahres 2008 bildet im Wesentlichen die Summe aus der Aufnahme kurzfristiger Barvorlagen in Höhe von € 40,1 Mio. und der Dividendenausschüttung für das Geschäftsjahr 2007 in Höhe von € 52,5 Mio. Aufgrund der vorjährigen Aufnahme eines langfristigen Darlehens in Höhe von € 100,0 Mio. und unter Berücksichtigung der in der Vorjahresperiode erfolgten Dividendenausschüttung in Höhe von € 46,2 Mio. sowie Auszahlungen in Höhe von € 23,0 Mio. an Minderheitsgesellschafter errechnet sich eine Verringerung des Netto-Geldflusses aus der Finanzierungstätigkeit um € 41,6 Mio. auf € -12,3 Mio. In Summe erfolgte ein Rückgang der liquiden Mittel gegenüber dem 31. Dezember 2007 um € 20,6 Mio. auf € 8,7 Mio.

Investitionen

Die größten Investitionen im ersten Halbjahr 2008 entfielen mit € 57,9 Mio. auf die Terminalerweiterung VIE-Skylink, mit € 11,4 Mio. auf die Erweiterung des Parkhauses 4, mit € 4,6 Mio. auf Sicherheitssysteme, mit jeweils € 3,9 Mio. auf die Gepäcksortieranlage und die Vorfelderweiterung Nordost sowie mit € 3,7 Mio. auf den Ausbau der Schengen Bus-Gates.

Risiken der zukünftigen Entwicklung

Sichern Sie Ihre Wettbewerbsfähigkeit bestmöglich ab!

In den restlichen sechs Monaten des Geschäftsjahres 2008 bestehen die wesentlichen Risiken und Ungewissheiten weiterhin in der Aufrechterhaltung der Drehscheibenfunktion des Flughafen Wien als Ost-West-Hub mit dem Hauptkunden Austrian Airlines Gruppe, in der Erschließung neuer Geschäftsfelder sowie in der bedarfsgerechten Bereitstellung der Flughafen-Kapazitäten. Drastische Ölpreis- und damit verbundene Kerosinpreissteigerungen könnten insbesondere im Kundensegment Low-Cost-Carrier zu Flugstreichungen und Streckenstilllegungen führen oder deren jeweilige Liquiditätslage nachteilig beeinträchtigen.

Ausblick

Die positive Verkehrsentwicklung des ersten Halbjahres 2008 konnte gemäß den Verkehrszahlen für Juli mit Zuwachsraten in allen Verkehrssegmenten fortgesetzt werden. Gegenüber dem Vergleichsmonat des Vorjahres stieg die Gesamtanzahl der abgefertigten Passagiere um 3,8 Prozent. Die Flugbewegungen nahmen um 3,6 Prozent und die Summe des Höchstabfluggewichts (MTOW) um 3,6 Prozent zu. Das Passagieraufkommen (Linien- und Charterverkehr) nach Osteuropa verzeichnete im Juli 2008 ein Plus von 6,7 Prozent und die übrigen europäischen Destinationen einen Anstieg von 3,6 Prozent. Aus heutiger Sicht gehen wir davon aus, dass sich dieser Trend im Wesentlichen auch im restlichen Jahresverlauf fortsetzen wird.

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Bestätigung der bisherigen Prognosen.

Die Terminalerweiterung VIE-Skylink wird nicht wie bisher geplant im Juni des Jahres 2009 eröffnet werden können. Gründe dafür sind unter anderem vermehrte Behördenauflagen, die Optimierung des Retail- und Gastronomiekonzepts bzw. eine notwendig gewordene Neugestaltung der Projektorganisation, die den Zeitplan für die Inbetriebnahme verzögern. Daraus und auch aus Preissteigerungen resultieren Mehrkosten für das Projekt. Diese werden derzeit evaluiert. Mehrkosten und Zeitplan der Inbetriebnahme werden am 21.8.2008 bekannt gegeben. Die Möglichkeit einer schrittweisen Inbetriebnahme wird zurzeit geprüft.

Die Ausschreibungsverfahren zur Vergabe der 52 Geschäftslokale – 33 Shops und 19 Gastronomiebetriebe – im neuen Terminalbereich wurden in der Berichtsperiode abgeschlossen. Die erwartete Mindestmiete im Skylink für ein volles Betriebsjahr wird rund € 23,0 Mio. betragen und liegt damit 45 Prozent über den zu Beginn des Tenderverfahrens erwarteten Mieteinkünften. Dies wurde vor allem durch die Umgestaltung und Optimierung der Retailflächen erreicht. Unter Berücksichtigung der Umsatzerlöse aus den bereits bestehenden Flächen erwarten wir insgesamt eine Summe von deutlich über € 40,0 Mio. p.a.

Die im Herbst 2007 begonnenen Baumaßnahmen betreffend Kernzonengestaltung (im Wesentlichen der Vorplatz zur Terminalerweiterung VIE-Skylink) verlaufen planmäßig und sollen im Herbst 2008 abgeschlossen sein. Der Bau des zweiten „Airport Logistic Center", wo Kleinflächen für Logistikunternehmen zur Vermietung kommen, erfolgt im Bereich Cargo Nord und wird im zweiten Halbjahr 2008 finalisiert.

Schwechat, am 30. Juli 2008

Mag. Christian Domany Vorstandsmitglied	**Mag. Herbert Kaufmann** Vorstandsmitglied und Sprecher des Vorstands	**Ing. Gerhard Schmid** Vorstandsmitglied

Segmentberichterstattung

Segmentergebnisse in T€

	1–6/2008	1–6/2007	Veränderung in %
Airport			
Externe Segmentumsätze	123.441,2	107.373,4	15,0
Segment-EBIT	49.743,6	43.782,4	13,6
Handling			
Externe Segmentumsätze	77.156,3	70.225,1	9,9
Segment-EBIT	8.426,9	4.722,0	78,5
Non-Aviation			
Externe Segmentumsätze	71.939,2	62.244,6	15,6
Segment-EBIT	24.309,2	19.794,3	22,8

Segment Airport

Analog zur positiven Verkehrsentwicklung (Passagiere: +12,8%, Flugbewegungen: +9,8%, Höchstabfluggewicht: +12,3%) konnte das Segment Airport die externen Umsätze im ersten Halbjahr 2008 trotz Tarifsenkungen um 15,0 Prozent auf € 123,4 Mio. steigern. Zur Absicherung der Wettbewerbsfähigkeit des Flughafen Wien wurden der Fluggasttarif und der Infrastrukturtarif-Passage mit 1. Jänner 2008 um 1,04 Prozent sowie der Lande- und Parktarif um 0,09 Prozent abgesenkt.

i

Trotz Tarifsenkungen konnten externe Umsätze um 15,0 Prozent gesteigert werden.

Der Anteil der Austrian Airlines Gruppe an der Gesamtpassagierzahl des Flughafen Wien reduzierte sich von 54,3 Prozent auf 49,4 Prozent, nachdem sie im ersten Halbjahr 2008 eine im Gesamtvergleich unterproportionale Verkehrsentwicklung von 2,5 Prozent auf 4,8 Mio. Passagiere verzeichnete. Der Vergleichswert der Low-Cost-Carrier stieg um 6,5 Prozentpunkte auf 23,3 Prozent – ihr Passagierwachstum betrug in Summe 55,7 Prozent.

Trotz der gestiegenen externen Betriebsaufwendungen in Höhe von € 55,6 Mio. (+12,9%), die vorwiegend aus höheren Aufwendungen für Marketingkooperationen und Instandhaltungen resultieren, konnte das Segment-EBIT um 13,6 Prozent auf € 49,7 Mio. gesteigert werden. Das Segment-EBITDA verzeichnete einen Anstieg um 9,8 Prozent auf € 68,8 Mio.

Segment Handling

Die um 9,9 Prozent auf € 77,2 Mio. verbesserten externen Umsatzerlöse im Segment Handling erklären sich insbesondere durch den Anstieg der Abfertigungsvorgänge um 10,7 Prozent. Zudem konnten die Erlöse aus Einzelleistungen – vorwiegend aufgrund vermehrter Flugzeugenteisungen – um 15,0 Prozent gesteigert werden.

i

Erhöhung der externen Umsätze um 9,9 Prozent.

Mit einer Steigerung von 6,9 Prozent auf € 66,9 Mio. verlief der externe Betriebsaufwand deutlich unterproportional zur Umsatzentwicklung. Dieser Anstieg ist vorwiegend auf höhere Aufwendungen für Material und bezogene Leistungen sowie gestiegene Personalaufwendungen – der Beschäftigtenstand musste kapazitätsbedingt um 6,1 Prozent ausgebaut werden – zurückzuführen.

Der durchschnittliche Marktanteil des Handling konnte im Vergleich zur Vorjahresperiode um 0,7 Prozentpunkte auf 89,5 Prozent ausgebaut werden. Mit dem Eintritt der Swissport als Frachthandling-Agent ab 1. April 2008 verringerte sich der durchschnittliche Marktanteil im Frachtbereich um 2,0 Prozentpunkte auf 98,0 Prozent. Das Segment-EBIT konnte um 78,5 Prozent auf € 8,4 Mio. und das Segment-EBITDA um 46,8 Prozent auf € 12,3 Mio. verbessert werden.

Segment Non-Aviation

Der Anstieg der externen Umsätze des Segments Non-Aviation um 15,6 Prozent auf € 71,9 Mio. stammt vorwiegend aus der positiven Entwicklung der Parkentgelte, der Mieterträge und der Erträge aus der Sicherheitskontrolle. Die Shops und Gastronomiebetriebe erwirtschafteten um 11,4 Prozent höhere Originär-Umsätze als in der Vergleichsperiode des Vorjahres.

Steigerung der externen Umsätze um 15,6 Prozent.

Die externen betrieblichen Aufwendungen erhöhten sich um € 9,1 Mio. oder 14,3 Prozent. Diese Steigerung erklärt sich im Wesentlichen durch höhere Energiekosten infolge von Mengen- und Preissteigerungen sowie gestiegene Abschreibungen und Aufwendungen für Instandhaltungen. In Summe errechnen sich ein im Vergleich zur Vorjahresperiode um 22,8 Prozent auf € 24,3 Mio. verbessertes Segment-EBIT und ein um 16,7 Prozent auf € 35,6 Mio. höheres Segment-EBITDA.

Konzernzwischenabschluss

FILE NO. 82-3907

Konzern-Gewinn- und Verlustrechnung in T€

	1–6/2008	1–6/2007	Veränd. in %	4–6/2008	4–6/2007
Umsatzerlöse	272.666,1	239.861,6	13,7	143.893,8	129.027,4
Sonstige betriebliche Erträge	4.996,9	8.274,9	-39,6	2.692,3	6.380,2
Betriebsleistung	277.663,1	248.136,5	11,9	146.586,1	135.407,6
Aufwendungen für Material und bezogene Leistungen	-20.799,2	-16.097,7	29,2	-9.888,1	-7.145,1
Personalaufwand	-108.716,4	-103.122,1	5,4	-56.364,9	-54.542,7
Sonstige betriebliche Aufwendungen	-43.731,7	-34.555,9	26,6	-22.736,3	-20.664,2
Ergebnis vor Zinsen, Steuern und Abschreibungen (EBITDA)	104.415,7	94.360,9	10,7	57.596,8	53.055,5
Abschreibungen	-34.527,0	-33.487,5	3,1	-17.438,9	-17.151,0
Ergebnis vor Zinsen und Steuern (EBIT)	69.888,7	60.873,3	14,8	40.157,9	35.904,4
Beteiligungsergebnis ohne at equity Unternehmen	406,0	350,0	16,0	406,0	350,0
Zinsergebnis	-5.194,7	-4.513,6	15,1	-2.599,4	-3.141,5
Sonstiges Finanzergebnis	133,0	-178,4	-174,6	28,0	-98,0
Finanzergebnis ohne at equity Unternehmen	-4.655,7	-4.342,0	7,2	-2.165,4	-2.889,5
Beteiligungsergebnis at equity Unternehmen	1.414,1	1.140,4	24,0	1.577,4	1.119,5
Finanzergebnis	-3.241,6	-3.201,6	1,2	-588,0	-1.770,0
Ergebnis vor Ertragsteuern (EBT)	66.647,1	57.671,8	15,6	39.569,9	34.134,5
Ertragsteuern	-16.183,0	-13.824,6	17,1	-9.911,9	-8.189,1
Periodenergebnis	50.464,1	43.847,2	15,1	29.658,0	25.945,3
Davon entfallend auf:					
Gesellschafter der Muttergesellschaft	50.472,1	42.354,4	19,2	29.670,2	24.736,8
Minderheitsgesellschafter	-8,0	1.492,8	-100,5	-12,2	1.208,6
Ergebnis je Aktie in € unverwässert/verwässert	2,40	2,02	18,8	1,41	1,18

Konzern-Bilanz in T€

AKTIVA	30.6.2008	31.12.2007	Veränderung in %
Langfristiges Vermögen			
Immaterielle Vermögenswerte	8.917,4	9.318,1	-4,3
Sachanlagen	1.169.111,4	1.098.496,0	6,4
Als Finanzinvestition gehaltene Immobilien	124.589,3	122.595,1	1,6
Beteiligungen an at equity bilanzierten Unternehmen	102.552,5	99.704,1	2,9
Sonstige finanzielle Vermögenswerte	2.581,6	2.528,0	2,1
Latente Steuerabgrenzung	0,0	1.193,7	-100,0
	1.407.752,2	1.333.834,9	5,5
Kurzfristiges Vermögen			
Vorräte	3.434,8	3.378,2	1,7
Wertpapiere	106.548,6	142.078,6	-25,0
Forderungen und sonstige Vermögenswerte	71.603,1	52.268,8	37,0
Zahlungsmittel und Zahlungsmitteläquivalente	8.703,4	29.293,0	-70,3
	190.289,9	227.018,6	-16,2
Summe Aktiva	1.598.042,1	1.560.853,5	2,4

PASSIVA			
Eigenkapital			
Grundkapital	152.670,0	152.670,0	0,0
Kapitalrücklagen	117.657,3	117.657,3	0,0
Sonstige Rücklagen	-4.824,8	-2.421,7	99,2
Einbehaltene Ergebnisse	464.289,5	466.317,4	-0,4
Minderheitenanteile	783,0	711,8	10,0
	730.575,0	734.934,8	-0,6
Langfristige Schulden			
Rückstellungen	94.811,7	92.274,3	2,7
Finanzverbindlichkeiten	468.191,9	468.191,9	0,0
Übrige Verbindlichkeiten	47.360,2	47.366,9	0,0
Latente Steuerabgrenzung	876,3	0,0	n.a.
	611.240,0	607.833,1	0,6
Kurzfristige Schulden			
Steuerrückstellungen	749,1	582,3	28,6
Übrige Rückstellungen	43.072,6	100.768,8	-57,3
Finanzverbindlichkeiten	40.199,6	144,8	n.a.
Lieferantenverbindlichkeiten	116.538,1	65.172,9	78,8
Übrige Verbindlichkeiten	55.667,6	51.416,8	8,3
	256.227,1	218.085,6	17,5
Summe Passiva	1.598.042,1	1.560.853,5	2,4

Konzern-Geldflussrechnung in T€

	1-6/2008	1-6/2007[1]	Veränderung in %
Netto-Geldfluss			
aus laufender Geschäftstätigkeit	68.191,5	69.787,0	-2,3
aus der Investitionstätigkeit	-76.456,1	-163.984,9	-53,4
aus der Finanzierungstätigkeit	-12.325,0	29.233,0	-142,2
Zahlungswirksame Veränderung des Finanzmittelbestands	-20.589,6	-64.964,9	-68,3
Veränderung aus Währungsumrechnung	0,0	3,9	-100,0
Finanzmittelbestand am Beginn der Periode	29.293,0	92.062,3	-68,2
Finanzmittelbestand am Ende der Periode	8.703,4	27.101,3	-67,9

1) angepasst (siehe Änderungen von Bilanzierungs- und Bewertungsmethoden im Anhang des Konzernabschlusses 2007 auf Seite 130)

Aufstellung der erfassten Gewinne und Verluste in T€

	1-6/2008	1-6/2007[1]
Direkt im Eigenkapital erfasste Gewinne und Verluste (brutto)		
Wertänderung von zur Veräußerung verfügbaren Wertpapieren		
direkt im Eigenkapital verrechnet	-5.662,9	701,8
ins Ergebnis der laufenden Periode umgebucht	0,0	0,0
Veränderung aus Währungsumrechnung		
direkt im Eigenkapital verrechnet	1.918,7	455,2
ins Ergebnis der laufenden Periode umgebucht	0,0	-3.453,8
Cash-Flow Hedge	6,3	0,0
Latente Steuern auf direkt im Eigenkapital verrechnete Posten	1.414,2	-175,4
Summe der direkt im Eigenkapital erfassten Gewinne und Verluste	-2.323,9	-2.472,3
Periodenergebnis	50.464,1	43.847,2
Summe der erfassten Gewinne und Verluste	48.140,3	41.374,9
Davon entfallend auf:		
Gesellschafter der Muttergesellschaft	48.069,0	41.738,7
Minderheitsgesellschafter	71,2	-363,8

1) angepasst (siehe Änderungen von Bilanzierungs- und Bewertungsmethoden im Anhang des Konzernabschlusses 2007 auf Seite 130)

Entwicklung des Konzern-Eigenkapitals in T€

	Grund-kapital	Kapital-rücklagen	Sonstige Rücklagen	Einbehaltene Ergebnisse	Minderheiten-anteile	Gesamt
Stand zum 1.1.2007	152.670,0	117.657,3	-1.425,0	431.545,4	38.748,7	739.196,4
Anpassungen[1]			-3.156,6		-14.758,8	-17.915,4
Stand zum 1.1.2007 angepasst	152.670,0	117.657,3	-4.581,5	431.545,4	23.989,9	721.281,1
Währungsumrechnung			-1.142,1		-1.856,5	-2.998,6
Marktwertbewertung von Wertpapieren			526,3			526,3
Direkt im Eigenkapital erfasste Gewinne und Verluste	0,0	0,0	-615,7	0,0	-1.856,5	-2.472,3
Periodenergebnis				42.354,4	1.492,8	43.847,2
Summe der erfassten Gewinne und Verluste	0,0	0,0	-615,7	42.354,4	-363,8	41.374,9
Minderheitenanteile					-22.951,6	-22.951,6
Dividendenausschüttung				-46.200,0		-46.200,0
Stand zum 30.6.2007	152.670,0	117.657,3	-5.197,3	427.699,8	674,5	693.504,4

1) siehe Änderungen von Bilanzierungs- und Bewertungsmethoden im Anhang des Konzernabschlusses 2007 auf Seite 130

Entwicklung des Konzern-Eigenkapitals in T€

	Grund-kapital	Kapital-rücklagen	Sonstige Rücklagen	Einbehaltene Ergebnisse	Minderheiten-anteile	Gesamt
Stand zum 1.1.2008	152.670,0	117.657,3	-2.421,7	466.317,4	711,8	734.934,8
Währungsumrechnung			1.839,5		79,2	1.918,7
Marktwertbewertung von Wertpapieren			-4.247,2			-4.247,2
Cash-Flow Hedge			4,7			4,7
Direkt im Eigenkapital erfasste Gewinne und Verluste	0,0	0,0	-2.403,1	0,0	79,2	-2.323,9
Periodenergebnis				50.472,1	-8,0	50.464,1
Summe der erfassten Gewinne und Verluste	0,0	0,0	-2.403,1	50.472,1	71,2	48.140,3
Dividendenausschüttung				-52.500,0		-52.500,0
Stand zum 30.6.2008	152.670,0	117.657,3	-4.824,8	464.289,5	783,0	730.575,0

Segmentergebnisse

1-6/2008 in T€

	Airport	Handling	Non-Aviation	Konzern
Externe Segmentumsätze	123.441,2	77.156,3	71.939,2	272.536,7
Interne Segmentumsätze	14.311,9	12.579,4	33.142,0	
Segmentumsätze	137.753,1	89.735,7	105.081,2	
Sonstige externe Umsätze				129,4
Konzernumsatz				272.666,1
Segmentergebnis	49.743,6	8.426,9	24.309,2	82.479,7
Sonstiges (nicht zuordenbar)				-12.591,0
Konzern-EBIT/Betriebsergebnis				69.888,7

1-6/2007 in T€

	Airport	Handling	Non-Aviation	Konzern
Externe Segmentumsätze	107.373,4	70.225,1	62.244,6	239.843,1
Interne Segmentumsätze	14.796,9	11.047,5	29.778,4	
Segmentumsätze	122.170,3	81.272,6	92.022,9	
Sonstige externe Umsätze				18,5
Konzernumsatz				239.861,6
Segmentergebnis	43.782,4	4.722,0	19.794,3	68.298,7
Sonstiges (nicht zuordenbar)				-7.425,4
Konzern-EBIT/Betriebsergebnis				60.873,3

Ausgewählte erläuternde Anhangsangaben

Grundlagen der Rechnungslegung

Die Erstellung des verkürzten Konzernzwischenabschlusses der Flughafen Wien AG zum 30. Juni 2008 erfolgte in Übereinstimmung mit den International Financial Reporting Standards (IFRS), wie sie in der Europäischen Union (EU) anzuwenden sind. Der verkürzte Konzernzwischenabschluss entspricht auch den IFRS, wie sie vom International Accounting Standards Board (IASB) verlautbart wurden.

Der verkürzte Konzernzwischenabschluss enthält in Übereinstimmung mit IAS 34 (Zwischenberichterstattung) nicht all jene Informationen und Angaben, die in einem Jahresabschluss verpflichtend sind, und sollte in Verbindung mit dem Konzernabschluss der Flughafen Wien AG zum 31. Dezember 2007 gelesen werden.

Bilanzierungs- und Bewertungsgrundsätze

Im verkürzten Konzernzwischenabschluss wurden die gleichen Bilanzierungs- und Bewertungsmethoden sowie Berechnungsmethoden befolgt wie im Konzernabschluss 2007. Für weitergehende Angaben zu den angewendeten Bilanzierungs- und Bewertungsmethoden, insbesondere zu den im Vergleich zum Konzernabschluss 2006 geänderten Bilanzierungs- und Bewertungsmethoden verweisen wir auf den Konzernabschluss zum 31. Dezember 2007, der die Grundlage für den vorliegenden verkürzten Konzernzwischenabschluss darstellt. Bei der Summierung gerundeter Beträge und Prozentangaben können durch die Verwendung automatischer Rechenhilfen Rechendifferenzen auftreten.

Saisonalität des Flughafengeschäfts

Aufgrund der Saisonalität in der Flugverkehrsbranche werden grundsätzlich im ersten und vierten Quartal eines Kalenderjahres geringere Ergebnisse erzielt, während im zweiten und dritten Quartal die Erträge und Ergebnisse höher ausfallen. Ursächlich für die höheren Erträge sind die gesteigerten Passagiervolumina während der Urlaubssaison in Europa.

Konsolidierungskreis

In den vorliegenden verkürzten Konzernzwischenabschluss sind neben der Flughafen Wien AG elf inländische (31.12.2007: elf) und drei ausländische (31.12.2007: drei) Tochterunternehmen einbezogen, die von der Flughafen Wien AG beherrscht werden. Die Minderheitenanteile an der KSC Holding a.s. werden als Verbindlichkeit ausgewiesen, da die Minderheitsgesellschafter über einen Anspruch auf Verkauf ihrer Anteile an die Flughafen Wien AG verfügen (Put-Option). Weiters wurden drei inländische Unternehmen (31.12.2007: drei) und vier ausländische Unternehmen (31.12.2007: vier) nach der Equity-Methode bewertet. Sieben Tochterunternehmen wurden wegen ihrer untergeordneten Bedeutung für die Vermittlung eines möglichst getreuen Bildes der Vermögens-, Finanz- und Ertragslage des Konzerns nicht in den verkürzten Konzernzwischenabschluss einbezogen.

Im ersten Halbjahr 2008 fanden keine Erst- oder Entkonsolidierungen statt. Die im Juni 2008 vorbehaltlich der kartellbehördlichen Genehmigung zusätzlich erworbenen Anteile an den slowakischen Tochtergesellschaften KSC Holding a.s. und BTS Holding a.s. werden erst mit der im zweiten Halbjahr 2008 erwarteten Zustimmung der Kartellbehörden in den Konzernabschluss einbezogen.

Sonstige Angaben

Seit dem letzten Bilanzstichtag gab es bei den Haftungsverhältnissen und sonstigen finanziellen Verpflichtungen keine materiellen Veränderungen.

Der Kreis der nahe stehenden Unternehmen und Personen blieb gegenüber dem letzten Konzernabschluss im Wesentlichen unverändert. Nennenswerte Großgeschäfte mit nahe stehenden Unternehmen und Personen wurden im ersten Halbjahr 2008 wie auch im Vorjahreszeitraum nicht getätigt.

Ereignisse nach Ende der Zwischenberichtsperiode, die für die Bewertung und Bilanzierung am 30. Juni 2008 von Bedeutung sind, wie offene Rechtsfälle oder Schadenersatzforderungen sowie andere Verpflichtungen oder Drohverluste, die gemäß IAS 10 gebucht oder offen gelegt werden müssten, sind im vorliegenden Konzernzwischenabschluss berücksichtigt oder nicht bekannt.

Der vorliegende verkürzte Konzernzwischenabschluss und Konzernzwischenlagebericht wurde weder geprüft noch einer prüferischen Durchsicht unterzogen.

Erklärung des Vorstands

Wir bestätigen nach bestem Wissen, dass der im Einklang mit den maßgebenden Rechnungsstandards aufgestellte verkürzte Konzernzwischenabschluss ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Konzerns vermittelt und dass der Konzernzwischenlagebericht ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Konzerns bezüglich der wichtigen Ereignisse während der ersten sechs Monate des Geschäftsjahres und ihrer Auswirkungen auf den verkürzten Konzernzwischenabschluss, bezüglich der wesentlichen Risiken und Ungewissheiten in den restlichen sechs Monaten des Geschäftsjahres und bezüglich der offengelegten wesentlichen Geschäfte mit nahe stehenden Unternehmen und Personen vermittelt.

Schwechat, am 30. Juli 2008

Mag. Christian Domany
Vorstandsmitglied

Mag. Herbert Kaufmann
Vorstandsmitglied und
Sprecher des Vorstands

Ing. Gerhard Schmid
Vorstandsmitglied



Wenn Ihnen dieser Quartalsbericht gefällt, sollten Sie auch unseren Geschäftsbericht lesen.

FILE NO. 82-3907

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Investor Relations:
Robert Dusek
Telefon: +43/1/7007/23126
e-mail: investor-relations@viennaairport.com



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Herausgeber: Flughafen Wien AG, Kommunikation · Postfach 1, A-1300 Wien-Flughafen,
Telefon: +43/1/7007/23333, Telefax: +43/1/7007/23805

Investor Relations: Robert Dusek, Telefon: +43/1/7007/23126, Telefax: +43/1/7007/23058,
e-mail: investor-relations@viennaairport.com

http://www.viennaairport.com · DVR: 008613 · Firmenbuchnummer: FN 42984 m ·
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